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                                                                EXHIBIT 99(a)(5)





                                        December 23, 1999


VIA FAX AND OVERNIGHT
---------------------

ATTN:  Ron Taylor             and       Mr. Paul Fay
McNeil Partners, L.P.                   Special Committee
13760 Noel Road - Suite 700             McNeil Partners, L.P.
Dallas, TX  75240                       13760 Noel Road - Suite 700
                                        Dallas, TX  75240

Dear Mr. Taylor and Mr. Fay:

     We flew to New York on Tuesday in an attempt to work out our major differences. We have made several proposals to you. We were very clear in New York that if we do not have the terms of a broad settlement today, we will be forced to withdraw our proposal and move forward aggressively.

     Be advised at your board meeting today that failing agreement on settlement, we are prepared to offer a higher price than Whitehall for 100% of the limited partner units in:

          (1)  McNeil XX ---------  $100 a unit
          (2)  McNeil XXI --------  $105 a unit
          (3)  McNeil XXII -------- $0.28 a unit

     We have reviewed extensively the properties in these partnerships and all public filings. We have available funds to fully complete those offers. We have draft tender offers that could be filed within one or two days. All we are asking for is access to the books and records. We believe this is clearly a superior acquisition proposal by a proven purchaser.

     We also have a sincere interest to make a higher offer and desire to get more information on the following partnerships:


          (1)  McNeil XXIII
          (2)  McNeil XXIV
          (3)  McNeil XXV
          (4)  Hearth Hollow

     By way of background, Bond Purchase, LLC is controlled by David L. Johnson. Bond Purchase, LLC is an affiliate of KelCor, Inc., Maxus Properties, Inc. and MJS Associates, Inc., also controlled by Mr. Johnson.

     KelCor, Inc. recently served as General Partner of an affiliate that purchased The Park Apartments in Joplin, Missouri from McNeil. Our affiliates manage and have ownership in over 8,000 apartment units and 700,000 square feet of commercial properties. Bond Purchase has ownership in over 200 public partnerships. Our affiliates control one public REIT and two public partnerships. Bond Purchase has a current net worth over $10,000,000, most of which is in tax exempt bonds. We believe you know our ability and the fact we have several million dollars invested in McNeil partnerships at this time.

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Ron Taylor
Paul Fay
December 23, 1999
Page 2


     If, as you stated, you want the best price for limited partners, it is time to quit ignoring us and deal in good faith. We will not, however, pay McNeil for management and will not allow McNeil an ownership interest in the purchasing entities. We believe this would be improper and detrimental to limited partners. We look forward to a prompt response.

     Enclosed is an article that we believe shows the potential for increased pricing. We also are aware that Stanger issued reports about the fairness of the AIMCO offers. It seems incredible that these "Fair Stanger Prices" were consistently too low. We believe you should consider this in relying on these opinions.

     Also, in our meeting with you, we asked counsel for the Special Committee if the Special Committee believed McNeil ever had the authority to enter into a contract with their affiliate, in light of the clear prohibition against this in the McNeil XX through McNeil XXV partnership agreements. To date, we have not had a response.

                                    Very truly yours,


                                    David L. Johnson
                                    Member


cc:  Tom Bender, Esq.
     Rob Thomson, Esq.
     Scott Herpich, Esq.